Exhibit 4.1

Hanwha SolarOne Co., Ltd.- Ordinary Shares
(Incorporated under the laws of the Cayman islands)
Certificate No.
Ordinary Shares
US $100,000 share Capital divided into
1,000,000,000 Ordinary Shares of US $0.00010 each
THIS IS TO CERTIFY THAT
Is the registered holder of
Ordinary Shares in the above-named Company subject to the Memorandum and articles of association thereof,
EXECUTED for and on behalf of the Company on
by:
DIRECTOR
KJHONG